UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "company")
Notice of Annual General Meeting

The company announces that the 2023 Annual General Meeting ("AGM") will be held at 9:30am on Friday, 28 April 2023 at 80 Strand, London WC2R 0RL. The Notice of AGM will today be mailed and made available to shareholders on the company's website.

The company's AGM will be held as a hybrid (combined physical and electronic) meeting, enabling shareholders to participate in the AGM, ask questions and vote on resolutions via a live webcast without being physically present at the AGM. Further details on how to join the AGM can be found in the Notice of AGM.

In accordance with Listing Rule 9.6.1, the company will today submit to the National Storage Mechanism a copy of the Notice of AGM and associated Form of Proxy.

The documents are available on Pearson's website at pearsonplc.com/investors/shareholders/meetings

The documents will shortly be available for inspection on the National Storage Mechanism website: https://data.fca.org.uk/#/nsm/nationalstoragemechanism-----------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 March 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary